

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2012

Barbra E. Kocsis
Chief Financial Officer
Merrill Lynch Alternative Investments LLC
Four World Financial Center
10th Floor
250 Vesey Street
New York, NY 10080

      Re: ML Systematic Momentum FuturesAccess LLC
                Form 10-K for Fiscal Year Ended December 31, 2010
                Filed March 15, 2011
                File No. 000-52505

Dear Ms. Kocsis:

We have reviewed your response letter dated February 29, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K

Exhibit 13.01

General

1.   We note your response to our prior comment one. We are unable to agree with your basis for concluding that the aggregate income you receive from all underlying funds is the appropriate denominator. We believe that net income should be the denominator used in your income test calculation. Please amend your filing to include Rule 3-09 financial statements for Winton and BlueTrend.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief

cc: Michael Karam (via email)